

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 26, 2008

Mr. Thomas Krobot
President and Chief Executive Officer, Ashton Woods USA L.L.C.
1080 Holcomb Bridge Rd. Bldg 200, Suite 350
Roswell, GA 30076

Re: **Ashton Woods USA L.L.C.**
Form 10-K for the fiscal year ended May 31, 2007
Form 10-Q for the period ended November 30, 2007
File No. 333-129906

Dear Mr. Krobot:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief